Exhibit 99.2

MANAGEMENT INFORMATION CIRCULAR

for the

SPECIAL MEETING OF SHAREHOLDERS

of

MOUNTAIN PROVINCE DIAMONDS INC.

to be held on

TUESDAY SEPTEMBER 29, 2020

AUGUST 26, 2020

MOUNTAIN PROVINCE DIAMONDS INC.

161 Bay Street, Suite 1410, P.O. Box 216
Toronto, Ontario, Canada M5J 2S1

MANAGEMENT INFORMATION CIRCULAR

This management information circular (the “Information Circular”) is furnished in connection with the solicitation of proxies by and on behalf of the management of Mountain Province Diamonds Inc. for use at the Special Meeting of Shareholders (the “Meeting”) to be held virtually on Tuesday, September 29, 2020 at 11:00 a.m. Eastern Time. The Meeting has been called for the purposes set forth in the Notice of Special Meeting (the “Notice of Meeting”) that accompanies this Information Circular.

References in this Information Circular to “we”, “us”, “our” and similar terms, as well as references to “Mountain Province” and the “Corporation”, refer to Mountain Province Diamonds Inc. and references to “Board” refer to our board of directors. Unless otherwise indicated, the information in this Information Circular is given as at August 26, 2020 and all dollar references in this Information Circular are to Canadian dollars, unless otherwise noted.

The solicitation of proxies by Mountain Province is not subject to the requirements of Section 14(a) of the United States Securities Exchange Act of 1934, as amended (the “US Exchange Act”), by virtue of an exemption applicable to proxy solicitations by “foreign private issuers” as defined in Rule 3b-4 promulgated under the US Exchange Act. Accordingly, this Information Circular has been prepared in accordance with the applicable disclosure requirements in Canada and shareholders in the United States are cautioned that this Information Circular has not been prepared in accordance with the disclosure requirements applicable to proxy statements under the US Exchange Act.

GENERAL PROXY AND VOTING INFORMATION

Virtual Meeting

Registered shareholders will not be able to attend the Meeting in person. They will however, be able to vote on all business brought before the meeting and submit questions for consideration as they would at an in-person shareholders meeting. Shareholders that usually vote by proxy ahead of the meeting will be able to do so in the normal way.

A registered shareholder that wishes to participate in the Meeting will access the Meeting at https://web.lumiagm.com/209149777 and enter the unique control number that will be provided to access the Meeting. Shareholders will be able to participate, vote, or submit questions during the Meeting’s live webcast. Entry of a control number will result in the revocation of any proxy previously granted by such registered shareholder.

Voting at the Meeting

A registered Shareholder, or a Beneficial Shareholder (as defined below) who has appointed themselves or a third-party proxyholder to represent them at the Meeting, will appear on a list of shareholders prepared by Computershare, the transfer agent and registrar for the Meeting. To have their Shares voted at the Meeting, each registered Shareholder or proxyholder will be required to enter their control number or username provided by Computershare at https://web.lumiagm.com/209149777 prior to the start of the Meeting. In order to vote, Beneficial Shareholders who appoint themselves as a proxyholder MUST register with Computershare at http://www.computershare.com/MountainProvince after submitting their voting instruction form in order to receive a username (please see the information under the headings “Appointment of Proxies” below for details). In all cases, registered Shareholders must ensure their Proxy is received at least 48 hours (excluding Saturdays, Sundays and statutory holidays) before the Meeting, or the adjournment thereof, at which the Proxy is to be used.

The Meeting will be hosted online by way of a live webcast. Shareholders and duly appointed proxyholders can attend the Meeting online by going to: https://web.lumiagm.com/209149777.

Registered Shareholders and duly appointed proxyholders can participate in the Meeting by clicking “I have a login” and entering a username and password before the start of the Meeting.

• Registered Shareholders - The 15-digit control number located on the form of proxy or in the email notification you received is the Username and the password is “mpd2020” (case sensitive).

• Duly appointed proxyholders - Computershare will provide the proxyholder with a username after the voting deadline has passed. The password to the Meeting is “mpd2020” (case sensitive).

• Voting at the Meeting will only be available for registered Shareholders and duly appointed proxyholders. Beneficial Shareholders who have not appointed themselves may attend the meeting by clicking “I am a guest” and completing the online form.

Shareholders who wish to appoint a third-party proxyholder to represent them at the virtual meeting must submit their Proxy or voting instruction form (as applicable) prior to registering their proxyholder. Registering the proxyholder is an additional step once a shareholder has submitted their Proxy/voting instruction form. Failure to register a duly appointed proxyholder will result in the proxyholder not receiving a username to participate in the Meeting. To register a proxyholder, shareholders MUST visit http://www.computershare.com/MountainProvince by no later than 11:00 am Eastern Time on Friday, September 25, 2020 and provide Computershare with their proxyholder’s contact information, so that Computershare may provide the proxyholder with a username via email. It is important that you are connected to the internet at all times during the Meeting in order to vote when balloting commences.

In order to participate online, shareholders must have a valid 15-digit control number and proxyholders must have received an email from Computershare containing a Username.

A registered shareholder of common shares, or a Beneficial Shareholder who has appointed themselves or a third party proxyholder to represent them at the meeting, will appear on a list of shareholders prepared by Computershare, the transfer agent and registrar for the meeting. To have their shares voted at the meeting, each registered shareholder or proxyholder will be required to enter their control number or Username provided by Computershare at https://web.lumiagm.com/209149777 prior to the start of the meeting. In order to vote, non-Beneficial Shareholders who appoint themselves as a proxyholder MUST register with Computershare at https://www.computershare.com/MountainProvince after submitting their voting instruction form in order to receive a Username (please see the information under the headings “Appointment of Proxies” below for details).

Solicitation of Proxies

This Information Circular is furnished in connection with the solicitation of proxies by the management of the Corporation for use at the Meeting (and at any adjournment thereof) to be held on Tuesday, September 29, 2020 at the time and place and for the purposes set forth in the accompanying Notice of Meeting.

The Corporation will bear the expense of this solicitation. It is expected the solicitation will be made by mail but regular employees or representatives of the Corporation (none of whom shall receive any extra compensation for these activities) may also solicit by telephone, facsimile, and in person and arrange for intermediaries to send this Information Circular and the form of proxy to their principals at the expense of the Corporation.

Record Date

The Corporation has set the close of business on August 26, 2020 as the record date for determining which shareholders shall be entitled to receive notice of the Meeting and to vote at the Meeting (the “Record Date”). Only shareholders of record as of the Record Date shall be entitled to receive notice of the Meeting and to vote at the Meeting, unless after the Record Date a shareholder transfers his or her Common Shares (as defined herein) and the transferee (the “Transferee”), upon establishing that the Transferee owns such Common Shares, requests in writing, at least 10 days prior to the Meeting or any adjournments thereof, that the Transferee may have his or her name included on the list of shareholders entitled to vote at the Meeting, in which case, the Transferee is entitled to vote such shares at the Meeting. Such written request by the Transferee shall be sent to the Corporation’s corporate secretary at 161 Bay Street, Suite 1410, P.O. Box 216 Toronto, Ontario, Canada M5J 2S1.

Appointment of Proxies

Shareholders who wish to appoint a third-party proxyholder to represent them at the online meeting must submit their proxy or voting instruction form (if applicable) prior to registering a proxyholder. Registering your proxyholder is an additional step once you have submitted your proxy or voting instruction form. Failure to register the proxyholder will result in the proxyholder not receiving a Username to participate in the meeting. To register a proxyholder, shareholders MUST visit https://www.computershare.com/MountainProvince by no later than 11:00 am Eastern Time on Friday, September 25, 2020 and provide Computershare with their proxyholder’s contact information, so that Computershare may provide the proxyholder with a Username via email.

Without a Username, proxyholders will not be able to vote at the Meeting.

The persons named in the form of proxy are designated as proxy holders by management of the Corporation. A shareholder wishing to appoint some other person (who need not be a shareholder) to represent him or her at the Meeting may do so either by inserting such person’s name in the blank space provided in the form of proxy and delivering the completed form of proxy to Computershare Investor Services Inc., 8th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1, not less than 48 hours (excluding Saturdays, Sundays and holidays) prior to the time of the Meeting unless the person who is the chair of the Meeting (the “Chair”) elects to exercise his discretion to accept proxies received subsequently. Telephone voting can be completed at 1-866-732-VOTE (1-866-732-8683) and internet voting can be completed at www.investorvote.com.

Provisions Relating to Voting of Proxies

The Common Shares represented by proxy will be voted or withheld from voting by the designated proxy holder in accordance with the instructions of the shareholder appointing him or her on any ballot that may be called for and, if the shareholder specifies a choice with respect to any matter to be acted upon, the Common Shares will be voted accordingly. If there are no instructions provided by the shareholder, those Common Shares will be voted in favour of all proposals set out in this Information Circular. The form of proxy gives the person named in it the discretion to vote as they see fit on any amendments or variations to matters identified in the Notice of Meeting, or any other matters which may properly come before the Meeting. At the date of this Information Circular, the management of the Corporation knows of no other matters which may come before the Meeting other than those referred to in the Notice of Meeting.

To have their shares voted at the Meeting, each registered Shareholder or proxyholder will be required to enter their control number or Username provided by Computershare at https://web.lumiagm.com/209149777 prior to the start of the Meeting. In order to vote, Beneficial Shareholders who appoint themselves as a proxyholder MUST register with Computershare at http://www.computershare.com/MountainProvince after submitting their voting instruction form in order to receive a username.

Revocation of Proxies

Any registered shareholder who has returned a form of proxy may revoke it at any time before it has been exercised. In addition to revocation in any other manner permitted by law, a proxy may be revoked by instrument in writing, including a proxy bearing a later date, executed by the registered shareholder or by an attorney authorized in writing or, if the registered shareholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized.

The instrument revoking the proxy must be deposited at the head office of the Corporation, 161 Bay Street, Suite 1410, Toronto Ontario, Canada M5J 2S1 at any time up to and including the last business day preceding the date of the Meeting or any adjournment thereof duly authorized. Only registered shareholders have the right to revoke a proxy. Beneficial Shareholders who wish to change their vote must, at least seven (7) days before the Meeting, arrange for their respective intermediaries to revoke the proxy on their behalf.

Beneficial Shareholders of Common Shares

A substantial number of shareholders do not hold Common Shares in their own names (“Beneficial Shareholders”). You are a Beneficial Shareholder if the Common Shares you own are registered in the name of an intermediary such as a bank, a trust company, a securities broker, a trustee or other nominee and not in your name. Only proxies deposited by shareholders whose names appear on the records of the Corporation as the registered holders of Common Shares can be recognized and acted upon at the Meeting. In Canada, the vast majority of such common shares are registered in the name of the shareholder’s broker or an agent of that broker. Common Shares held by brokers or their agents or nominees can only be voted upon the instructions of the Beneficial Shareholders. Therefore, Beneficial Shareholders should ensure that instructions respecting the voting of their Common Shares are communicated to the appropriate person well in advance of the Meeting.

There are two kinds of Beneficial Shareholders: (i) those who object to their names being made known to the Corporation, referred to as objecting beneficial owners (“OBOs”); and (ii) those who do not object to the Corporation knowing who they are, referred to as non-objecting beneficial owners (“NOBOs”). The Corporation has distributed copies of the Notice of Meeting and the form of proxy directly to NOBOs and to the clearing agencies and intermediaries for distribution to OBOs.

Applicable regulatory policies require intermediaries/brokers to seek voting instructions from Beneficial Shareholders in advance of shareholders’ meetings. Every intermediary/broker has its own mailing procedures and provides its own return instructions to clients, which should be carefully followed by Beneficial Shareholders in order to ensure that their Common Shares are voted at the Meeting.

Although a Beneficial Shareholder may not be recognized directly at the Meeting for the purposes of voting Common Shares registered in the name of the Beneficial Shareholder broker (or agent of the broker), a Beneficial Shareholder may attend the Meeting as proxy holder for the registered shareholder and vote the Common Shares in that capacity. Beneficial Shareholders who wish to attend the Meeting and indirectly vote their Common Shares as proxy holder for the registered shareholder should enter their own names in the blank space on the form of proxy provided to them and return the same to their broker (or the broker’s agent) in accordance with the instructions provided by such broker (or agent), well in advance of the Meeting. Alternatively, a Beneficial Shareholder may request in writing that their broker send to the Beneficial Shareholder a legal proxy which would enable the Beneficial Shareholder to attend at the Meeting and vote their Common Shares.

If the Corporation or its agent has sent these materials directly to you, your name, address and information about your holding of securities has been obtained in accordance with applicable securities regulatory requirements from the nominee holding on your behalf. By choosing to send the Notice of Meeting, and if applicable, the Meeting Materials to you directly, the Corporation (and not the nominee holding on your behalf) has assumed responsibility for delivering materials to you and executing your proper voting instructions. Please return your voting instructions as specified in the request for voting instructions. The Corporation intends to pay for intermediaries to forward the proxy-related materials and the request for voting instructions made by intermediary to OBOs.

Voting of Common Shares and Exercise of Discretion of Proxies

On any poll, the persons named in the form of proxy provided to registered shareholders will vote the Common Shares in respect of which they are appointed and, where instructions are given by the shareholder in respect of voting for or against any resolutions will do so in accordance with such instructions.

In the absence of any direction in the proxy, it is intended that such Common Shares will be voted in favour of the motions proposed to be made at the Meeting as stated under the headings in this Information Circular. The form of proxy, when properly signed, confers discretionary authority with respect to amendments or variations to any matters which may properly be brought before the Meeting. At the date of this Information Circular, management of the Corporation is not aware that any such amendments, variations or other matters are to be presented for action at the Meeting. However, if any other matters, which are not now known to management, should properly come before the Meeting, the proxies hereby solicited will be exercised on such matters in accordance with the best judgment of the proxy holders.

Approval of Matters

Unless otherwise noted, approval of matters to be placed before the Meeting is by an “ordinary resolution” which is a resolution passed by a simple majority (50%+1) of the votes cast by shareholders of the Corporation present and entitled to vote electronically or by proxy.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Except as disclosed in this Information Circular, no person who has been a director or executive officer of the Corporation at any time since the beginning of the Corporation’s last financial year, and no associate or affiliate of the foregoing persons, has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting.

Relationship to Dermot Desmond

Brett Desmond, a director of the Corporation and the son of Dermot Desmond, and Jonathan Comerford, the Chair of the Board and an employee of a company controlled by Dermot Desmond, may be deemed to have a material interest in transactions with Dermot Desmond and related companies as a result of their respective relationships with Dermot Desmond. See "Increase in Sales Capacity under Diamond Sales Agreement" and "Entry into Loan Agreement".

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

To the knowledge of the Corporation, after reasonable enquiry, other than as disclosed herein, no informed person of the Corporation, or any associate or affiliate of any informed person, has or had any material interest, direct or indirect, in any transaction or any proposed transaction which has materially affected or would materially affect the Corporation since the commencement of the Corporation's most recently completed fiscal year. See "Interest of Certain Persons in Matters to be Acted Upon - Relationship to Dermot Desmond".

VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

As of August 26, 2020, being the Record Date for the Meeting, the Corporation has issued and outstanding 210,417,473 fully paid and non-assessable common shares without par value, each share carrying the right to one (1) vote. The common shares of the Corporation (the “Common Shares”) are listed on the Toronto Stock Exchange (the “TSX”) under the symbol ‘MPVD’. The Corporation has no other classes of voting securities and does not have any classes of restricted securities.

Except as described under "Increase in Sales Capacity under Diamond Sales Agreement" and "Entry into Loan Agreement", any shareholder of record at the close of business on August 26, 2020 who either personally attends the Meeting or who has completed and delivered a Proxy in the manner specified, subject to the provisions described above, shall be entitled to vote or to have such shareholder’s Common Shares voted at the Meeting.

To the best of the knowledge of the directors and executive officers of the Corporation, the only person who, or corporation which, beneficially owns, or controls or directs, directly or indirectly, Common Shares carrying more than 10% of the voting rights attached to all outstanding voting securities of the Corporation, is:

Name of Shareholder	Number of Common Shares Held	Percentage of issued and outstanding share capital of 210,417,473 Common Shares (as at August 26, 2020)
Dermot Fachtna Desmond (through Vertigol Unlimited Company, a private Irish investment corporation, of which Mr. Desmond is the ultimate beneficial owner)	68,115,071	32.37%

INCREASE IN SALES CAPACITY UNDER DIAMOND SALES AGREEMENT

The Corporation is party to a diamond sales agreement effective as of June 11, 2020 (the "Diamond Sales Agreement") with Dunebridge Worldwide Ltd., as purchaser (the "Purchaser"), 2435386 Ontario Inc., a wholly owned subsidiary of the Corporation, as seller (the "Seller"), and 2435572 Ontario Inc., a wholly owned subsidiary of the Corporation, pursuant to which the Seller agreed to sell and the Purchaser agreed to purchase up to US$50 million of diamonds.

The Diamond Sales Agreement permits the Corporation to sell its run of mine diamonds (below 10.8 carats) at the prevailing market price at the time of each sale. It also allows the Corporation to participate, after fees and expenses, in a portion of any increase in the value of the diamonds realized by the Purchaser upon its future sale of the diamonds to a third party. The fees, calculated per each sale, are fixed at 10% of the value of each sale for the first year and 10% per year pro-rated for years 2 and 3. The expenses relate to any future sale costs. Once all fees and expenses have been deducted any surplus will be shared equally between the Purchaser and the Corporation.

The Corporation will not be entitled to share in the up-side from the sale of diamonds that are not sold by the Purchaser within a period of three years from the date of the last sale of diamonds from the Seller to the Purchaser pursuant to the Diamond Sales Agreement.

As a result of the unprecedented global crisis caused by COVID-19, the worldwide diamond industry has undergone, and is continuing to suffer from, enormous disruption. Wholesale diamond sales have been largely frozen due to the lockdown of all global trading centers preventing normal diamond sales from taking place and, to the extent that sales have taken place, they have done so at steep discounts to prices reached for diamond sales prior to COVID-19.

The Diamond Sales Agreement provides short term liquidity while the Corporation awaits the gradual re-opening of the global economy and traditional selling methods for rough diamonds.

The Board appointed a special committee (the "Special Committee") of the Board to evaluate the entry into the Diamond Sales Agreement. The Special Committee was comprised of independent directors who were disinterested in the Diamond Sales Agreement for the purposes of corporate and securities laws, specifically Tom Peregoodoff, Karen Goracke, William Lamb and Dean Chambers. In performing its evaluation, the Special Committee met 8 times over a course of 5 weeks and was advised by independent legal counsel. The Corporation and the Special Committee was advised by Lazard Canada ("Lazard") in connection with the Diamond Sales Agreement.

The Purchaser is controlled by Dermot Fachtna Desmond. Mr. Desmond owns just above 32% of the Corporation's stock. The transactions contemplated by the Diamond Sales Agreement therefore constitute "related party transactions" within the meaning of Multilateral Instrument 61-101 - Protection of Minority Shareholders in Special Transactions ("MI 61-101"). The Corporation relied on exemptions from the formal valuation and minority approval requirements of MI 61-101 contained in Section 5.5(g) and Section 5.7(e), respectively, on the basis of financial hardship resulting from the disruption in the worldwide diamond market described herein. The Corporation is also relying on the exemption from the formal valuation requirement set forth in Section 5.5(g) of MI 61-101 with respect to the Diamond Sales Increase. The terms of the existing Diamond Sales Agreement were unanimously approved by the Special Committee.

The Diamond Sales Agreement was originally entered into pursuant to a conditional waiver from the TSX of the requirements of Section 501(c) of its Company Manual (the "TSX Manual"), which requires, among other things, disinterested shareholder approval of a transaction in which a related party would receive consideration in excess of 10% of the company's market capitalization. As of August 26, 2020, the size of the Diamond Sales Increase represents approximately 80% of the Corporation's market capitalization.

Following the consummation of the Diamond Sales Agreement, the Corporation continued to evaluate a number of financing alternatives to address near term liquidity needs. Considering that the market for rough diamonds remains very limited or closed and other financing sources are unavailable or insufficient, management considered it desirable to negotiate an increase in the value of the diamonds that may be sold pursuant to the Diamond Sales Agreement from US$50 million to US$100 million (the "Diamond Sales Increase").

Management and the Purchaser negotiated the terms of an amendment to the Diamond Sales Agreement, pursuant to which any additional diamond sales above US$50 million shall be made in the discretion of the Corporation and on the same terms as sales made under the existing Diamond Sales Agreement. The Corporation has been advised by Lazard with respect to the Diamond Sales Increase.

The Diamond Sales Increase will allow the Corporation to continue selling its run of mine diamonds at the prevailing market price, and potentially share in the future upside, should the traditional sales channels for rough diamonds remain closed or subdued.

In accordance with Section 501(c) of the TSX Manual, the Corporation is seeking shareholder approval of an ordinary resolution authorizing the Diamond Sales Increase. The other terms of the Diamond Sales Agreement will not change in connection with the Diamond Sales Increase. By increasing its capacity to sell diamonds pursuant to the Diamond Sales Increase, the Corporation will increase its access to liquidity while traditional sales channels remain closed. This will support the Corporation in funding its obligations while the market disruption caused by COVID-19 persists.

An ad hoc committee of independent directors of the Board, all of whom are independent of the Corporation's management and Mr. Desmond and disinterested in the proposed transactions for the purposes of corporate and securities laws (the "Independent Committee"), has evaluated the proposed Diamond Sales Increase and unanimously recommended it to the Board. The Independent Directors are comprised of Karen Goracke, Ken Robertson and Dean Chambers. See “Independent Directors and Board Recommendation”.

At the Meeting, shareholders (other than parties interested in the Diamond Sales Agreement) will be asked to consider and, if deemed advisable, to approve, with or without amendment, the Diamond Sales Agreement Resolution set out in Schedule A to this Circular (the “Diamond Sales Agreement Resolution”). To be effective, the Diamond Sales Agreement Resolution must be passed by a simple majority of the votes cast thereon by the disinterested shareholders present electronically or by proxy at the Meeting, which excludes the votes attached to 68,115,071 Common Shares held by Dermot Fachtna Desmond through Vertigol Unlimited Company, 352,625 Common Shares held by Brett Desmond and 343,573 Common Shares held by Jonathan Comerford.

Independent Committee and Board Recommendation

The Independent Committee reviewed and considered the Diamond Sales Increase and, giving due consideration to the best interests of the Corporation and the impact on shareholders and the Corporation's other stakeholders, unanimously concluded that increasing the sales capacity under the Diamond Sales Agreement is in the best interests of the Corporation and that the terms of the Diamond Sales Agreement, including the Diamond Sales Increase, are reasonable in the circumstances of the Corporation.

The following summary of the information and factors considered by the Independent Committee is not intended to be exhaustive, but includes a summary of the material information and factors considered in recommending the approval of the Diamond Sales Increase. In view of the variety of factors and the amount of information considered in connection with the consideration of the Diamond Sales Increase, the Independent Committee did not find it practicable to, and did not, quantify or otherwise attempt to assign any relative weight to each of the specific factors considered in reaching its conclusions and recommendations.

•	Immediate Liquidity Requirements: In addition to the repayment of the Corporation’s lenders pursuant to the Waiver Agreement (as defined below), the Corporation has upcoming payment obligations. Given the state of the global diamond market, the Corporation does not have access to sufficient cash to make such payments in the fourth quarter of 2020 unless it completes the Diamond Sales Increase or finds an alternative liquidity option.

•	Financial Position of the Corporation: Given the foregoing, the Corporation is in serious financial difficulty. The Diamond Sales Increase has been designed to improve the financial position of the Corporation and address the Corporation’s immediate liquidity requirements.

•	Consideration of Third-Party Alternatives: The Corporation has solicited and evaluated a number of third party alternative lending and short term diamond sale options.

•	Flexibility: the terms of the Diamond Sales Increase provides the Corporation with the flexibility to manage the timing and volume of diamond sales and to share in surplus profits in the event that diamond prices recover faster than expected. In addition, the Corporation may continue to evaluate and transact with third parties rather than make sales under the Diamond Sales Increase.

•	Non-dilutive Transaction Terms: The Diamond Sales Increase will be non-dilutive financing to the Corporation’s existing shareholders as no additional share consideration will be issued to the Purchaser.

•	Financial Advice: The Corporation took into account advice received from its financial advisors in making its judgment that the Diamond Sales Increase is the most attractive currently available alternative for the Corporation to monetize its inventory from a financial perspective and that it is reasonable in the circumstances of the Corporation.

•	Independence of Committee: The Independent Committee is comprised solely of directors that are independent of the Purchaser and has evaluated the Diamond Sales Increase and available third party alternatives on a disinterested basis together with independent counsel and financial advisors.

•	Terms of Diamond Sales Agreement are Reasonable: The Independent Committee believes that the terms of the Diamond Sales Agreements are reasonable in the circumstances of the Corporation and designed to improve the financial position of the Corporation.

In making its recommendation, the Independent Committee also considered a number of potential risks relating to such recommendations, including:

•	Prolonged Downturn in the Global Diamond Market: The Independent Committee carefully considered the timing and degree of the recovery of the global diamond market including future prices of diamonds. The Independent Committee recognized the risks relating to an accelerated recovery or prolonged downturn to the Corporation under the terms of the Diamond Sales Increase.

•	Market Reaction and Perception: The Independent Committee considered the potential scrutiny by the market of the Diamond Sales Increase and Corporation’s decision to avail itself of the “financial hardship" exemption under MI 61-101.

The Board, having received the recommendations and findings of the Independent Committee and, Jonathan Comerford and Brett Desmond having declared conflicts of interest and not attending any part of any meeting where the Diamond Sales Increase was discussed and not voting on the Diamond Sales Increase, unanimously approved the Diamond Sales Increase. Accordingly, the Independent Committee and the Board recommend that shareholders vote in favour of the resolution approving the increase in the sales capacity under the Diamond Sales Agreement.

ENTRY INTO LOAN AGREEMENT

On July 14, 2020, the Corporation entered into a waiver agreement (the "Waiver Agreement") with respect to the senior secured revolving credit facility agreement dated as of December 11, 2017 (the "Existing Credit Facility") among the Corporation, as parent guarantor, 2435572 Ontario Inc., a wholly owned subsidiary of the Corporation, as borrower (the "Borrower"), 2435386 Ontario Inc., a wholly owned subsidiary of the Corporation, as guarantor, The Bank of Nova Scotia, as administrative agent and lender, and Nedbank Limited, London Branch, as lender. The waiver agreement, among other things, exempts the Corporation from compliance with financial covenants. Pursuant to the Waiver Agreement, the Borrower is required to demonstrate progress by August 31, 2020 towards entering into a binding financing commitment by September 30, 2020 in order to repay the revolving credit facility.

The Corporation evaluated a number of alternatives to repay the lenders under its revolving credit facility, including assigning the Existing Credit Facility, with certain amendments (as amended, the "Proposed Loan Agreement"), to Dermot Fachtna Desmond and/or a related company (the "Lender") pursuant to which the Corporation will borrow a principal amount of approximately US$25 million (the "Loan") from the Lender. The Independent Committee has evaluated the Proposed Loan Agreement and unanimously recommended it to the Board. In addition, the Corporation has been advised by Lazard with respect to the Proposed Loan Agreement.

As of August 26, 2020, the size of the Loan represents approximately 40% of the Corporation's market capitalization.

In accordance with Section 501(c) of the TSX Manual, the Corporation is seeking shareholder approval of an ordinary resolution authorizing the entry into and performance of the

Corporation's obligations under the Proposed Loan Agreement. If drawn upon, the Loan will be used to pay down the revolving credit facility in accordance with the Waiver Agreement.

The Proposed Loan Agreement will amend the terms of the Existing Credit Facility to, among other things, provide for a fixed interest rate of 5% per annum, payable monthly, remove certain financial covenants and provide for a one-year term. The Corporation will be entitled to prepay the Loan subject to payment of a minimum of 12 month's interest on the drawn down funds.

The Loan will be secured by all of the properties and assets of the Corporation and its subsidiaries on the same terms as the Existing Credit Facility.

At the Meeting, shareholders (other than parties interested in the Proposed Loan Agreement) will be asked to consider and, if deemed advisable, to approve, with or without amendment, the Loan Agreement Resolution set out in Schedule B to this Circular (the “Loan Agreement Resolution”). To be effective, the Loan Agreement Resolution must be passed by a simple majority of the votes cast thereon by the disinterested shareholders present electronically or by proxy at the Meeting, which excludes the votes attached to 68,115,071 Common Shares held by Dermot Fachtna Desmond through Vertigol Unlimited Company, 352,625 Common Shares held by Brett Desmond and 343,573 Common Shares held by Jonathan Comerford.

Mr. Desmond owns just above 32% of the Corporation's stock. The transactions contemplated in connection with the Proposed Loan Agreement therefore constitute "related party transactions" within the meaning of MI 61-101. The Corporation is relying on the exemption from the formal valuation requirement of MI 61-101 contained in Section 5.5(g) on the basis of financial hardship resulting from the disruption in the worldwide diamond market described herein. The terms of the Proposed Loan Agreement set forth herein were unanimously approved by the Independent Director and the form of the Proposed Loan Agreement will be subject to approval by the Independent Committee.

Independent Committee and Board Recommendation

The Independent Committee reviewed and considered the Proposed Loan Agreement and, giving due consideration to the best interests of the Corporation and the impact on shareholders and the Corporation's other stakeholders, unanimously concluded that the Proposed Loan Agreement is in the best interests of the Corporation and that the terms of the Proposed Loan Agreement are reasonable in the circumstances of the Corporation.

Reasons for the Proposed Loan Agreement

The following summary of the information and factors considered by the Independent Committee is not intended to be exhaustive, but includes a summary of the material information and factors considered in recommending the approval of the Proposed Loan Agreement. In view of the variety of factors and the amount of information considered in connection with the consideration of the Proposed Loan Agreement, the Independent Committee did not find it practicable to, and did not, quantify or otherwise attempt to assign any relative weight to each of the specific factors considered in reaching its conclusions and recommendations.

•	Obligation to Repay Lenders: The Corporation is required to repay its existing lenders in accordance with the Waiver Agreement and will be unable to make such payment absent the entry into the Proposed Loan Agreement or finding an alternative debt financing source.

•	Financial Position of the Corporation: Given the foregoing, the Corporation is in serious financial difficulty. Absent access to new capital, it will be unable to repay its lenders in accordance with the Waiver Agreement.

•	Third-Party Alternatives may not be Available by September 30, 2020: The Corporation has solicited third party debt financing alternatives but such options are unlikely to be available in time to complete the required bank repayment, if at all.

•	Financial Advice: The Corporation took into account advice received from its financial advisors in making its judgment that the terms of the Proposed Loan Agreement amount to the most attractive debt financing currently available to the Corporation from a financial perspective and that the transaction is reasonable in the circumstances of the Corporation.

•	Independence of Committee: The Independent Committee is comprised solely of directors that are independent of the Lender and of management and has evaluated the Proposed Loan Agreement and available third party alternatives on a disinterested basis together with independent counsel and financial advisors.

•	Terms of Proposed Loan Agreement are Reasonable: The Independent Committee believes that the terms of the Proposed Loan Agreements are reasonable in the circumstances of the Corporation.

In making its recommendation, the Independent Committee also considered a number of potential risks relating to such recommendations, including:

•	Increased Reliance on Significant Shareholder: The Independent Committee carefully considered the increased reliance on Dermot Fachtna Desmond and the granting of security in favour of the Lender.

•	Repayment Obligations: The Independent Committee considered that the one-year term of the Proposed Loan Agreement and any prolonged downturn in the diamond market may result in a similar liquidity issue in 2021.

The Board, having received the recommendations and findings of the Independent Committee and, Jonathan Comerford and Brett Desmond having declared conflicts of interest and not attending any part of any meeting where the Proposed Loan Agreement was discussed and not voting on the Proposed Loan Agreement, unanimously approved the Proposed Loan Agreement. Accordingly, the Independent Directors and the Board recommend that shareholders vote in favour of the resolution approving the Proposed Loan Agreement.

OTHER MATTERS

Management is not aware of any matters to come before the Meeting other than those set forth in the Notice of Meeting. If any other matter properly comes before the Meeting, it is the intention of the persons named in the Proxy to vote the Common Shares represented thereby in accordance with their best judgment on such matter.

AUDITORS

KPMG LLP are the auditors of the Corporation and are independent of the Corporation within the meaning of the Rules of Professional Conduct of the Institute of Chartered Accountants of Ontario. KPMG LLP were first appointed as the auditors of the Corporation on August 6, 1998.

ADDITIONAL INFORMATION

Additional information relating to the Corporation is available on the SEDAR website at www.sedar.com. Financial information is provided in the Corporation’s comparative financial statements and management discussion and analysis for its most recently completed financial year which is filed on SEDAR. The Corporation also files with the United States Securities and Exchange Commission and the NASDAQ and its Annual Report on Form 40-F is available at www.sec.gov/edgar.shtml.

Shareholders may request copies of the Corporation’s financial statements and management discussion and analysis by contacting the Corporation at 161 Bay Street, Suite 1410, P.O. Box 216, Toronto, Ontario, Canada M5J 2S1, by mail, by fax to 416-603-8565, or by telephone at 416-361-3562.

APPROVALS AND SIGNATURE

The contents and distribution of this Information Circular to each shareholder entitled to receive notice of the Meeting, to each director of the Corporation, to the auditor of the Corporation, and to the appropriate governmental agencies, has been approved by the Board.

DIRECTOR’S APPROVAL

The contents and distribution of this Information Circular to the shareholders of the Corporation has been approved by the Board. Unless otherwise specified, information contained in this Information Circular is given as of August 26, 2020.

ON BEHALF OF THE BOARD "Stuart Brown" ________________________________ STUART BROWN President and Chief Executive Officer

SCHEDULE “A”

Mountain Province Diamonds Inc.

Diamond Sales Agreement Resolution

Resolved as an ordinary resolution that:

(a)	the maximum value of diamonds to be sold under the Diamond Sales Agreement be increased from US$50 million to US$100 million, with any additional diamond sales pursuant to the increased sales capacity to be made in the discretion of the Corporation;
(b)	any one disinterested director or officer of the Corporation be and is hereby authorized and directed to execute and deliver on behalf of the Corporation all such documents and instruments and to do all such other acts and things as in his or her opinion may be necessary or desirable in connection with the foregoing; and
(c)	the directors of the Corporation will have the sole and complete discretion not to proceed with the Diamond Sales Increase and, notwithstanding shareholder approval, there will be no obligation to enter into the Diamond Sales Increase.

SCHEDULE “B”

Mountain Province Diamonds Inc.

Loan Agreement Resolution

Resolved as an ordinary resolution that:

(a)	the entry into and performance of the Proposed Loan Agreement, be and is hereby approved and authorized;
(b)	any one disinterested director or officer of the Corporation be and is hereby authorized and directed to execute and deliver on behalf of the Corporation all such documents and instruments and to do all such other acts and things as in his or her opinion may be necessary or desirable in connection with the foregoing; and
(c)	the directors of the Corporation will have the sole and complete discretion not to proceed with the Proposed Loan Agreement and, notwithstanding shareholder approval, there will be no obligation to enter into the Proposed Loan Agreement.